FORM C DISCLOSURES - QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: ALUGUEST Inc.

ELIGIBILITY

2.   ☒   Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format)
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   ☐   Yes   ☒   No

If Yes, Explain:

DIRECTORS OF THE COMPANY

4.   Provide information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

SEE APPENDIX A: "DIRECTORS & OFFICERS" ATTACHED for information related to each director of the issuer.

OFFICERS OF THE COMPANY

5.   Provide information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

SEE APPENDIX A: "DIRECTORS & OFFICERS ATTACHED for information related to each officer of the issuer

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Denis Gabriel Bourie Corneille	Common Stock	42.23 %
Ocean Manuel Verdú	Common Stock	20 %
Pablo Matías Perrone	Common Stock	22 %
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

**BUSINESS AND ANTICIPATED BUSINESS
PLAN**

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

SEE APPENDIX B: "COMPANY OFFERING" ATTACHED for a description of the company business and business plan.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

1. **We are in a competitive industry.** A larger social network could take our ideas or innovate to resemble our platform. aluGuest is entering a space that consists of the largest, wealthiest, and most innovative tech companies in the world. The benefit that aluGuest has over them is that we are focused to facilitate a better experience for our clients.

2. **Our industry depends on creation of a large user base.** It takes time to build a large user base. aluGuest will need to focus with marketing and promotions for at least one year to generate sufficient interest and retained traction to produce returning consumers.

3. **Our industry uses the latest technologies.** Changing technology will likely require revisions, upgrades, and improvements to our platform. aluGuest will need to continuously monitor the trends of other social networks, research the latest advertising technology and stay up to date on platform interface designs to keep our users interested and active in the aluGuest platform. Since our platform utilizes API's from Facebook, Twitter and Google, we would need to continuously update any of these integrated services.

4. **We are a development stage company and are dependent upon future investments.** Although aluGuest, Inc. is not competing directly with the large social networks, we are subject to all the same issues a social network would need to address. Those issues include technology change, technology growth, user traction and growth, and user management. As an early stage company we will need to grow with our user-base. Such growth will, in part, depend upon securing future rounds of funding. The Company cannot give assurance

to prospective investors that aluGuest will be able to secure future investments. Should future investments not be achieved, the company's growth may slow down or come to a stop.

5. **The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis.** aluGuest has limited working capital and there may not be sufficient financial resources available to carry out planned technology development on a regular basis. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur. There can be no assurance that the Company will sell the maximum number of shares offered in this private placement, or that our capital needs and operations will not require additional capital greater than or sooner than currently anticipated. If aluGuest is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future investments, development or rate of growth; may limit aluGuest ability to take advantage of future opportunities; may negatively affect its ability to implement its business and investment strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

6. **Our future revenue and operating results are unpredictable and may fluctuate significantly.** It is difficult to accurately forecast aluGuest revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: aluGuest ability to generate cash flow from advertising or fee-based services; the amount and timing of operating costs; competition from other market participants that may reduce market share; and changes in social media networking platforms. aluGuest operating results may fluctuate from year to year due to these and other factors.

7. **The nature of the Company's business strategy is high-risk.** Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that is rapidly advancing and could generate multiple competitors.

8. **aluGuest may not be able to maintain a competitive advantage.** The potential markets for technical products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing online products, the introduction of new services and products, and changing user demands. The Company's success could depend on the ability of management to respond to evolving challenges, situations, and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer feedback could have an adverse effect on aluGuest financial condition, operating results and cash flow.

9. **aluGuest does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.** The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that the Company will not be able to pay dividends until a larger industry player purchases the Company. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

10. **We will have broad discretion on how the net proceeds of this private placement are utilized.** The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the

proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

11. **We anticipate competition from other startups and industry players.** A larger social network could attempt to, or use our ideas or attempt to innovate to resemble our platform.

12. **We will present only unaudited financial statements, which may not be reliable.** In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare supplemental financial statements on a periodic basis. The financial data presented with this Offering Statement has not been audited, certified, or reviewed.

13. **Investors may suffer potential loss on dissolution and termination.** In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of the claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

14. **Actual results may vary from any projection we present.** aluGuest may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors believed by management to influence our business operations. Projections do not, and cannot, take into account such factors as market fluctuations, economy changes, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

15. **We may not be able to protect our intellectual property.** We intend to explore options for protection of certain intellectual property, primarily in the form of our innovative technology processes and systems, but we have not made any such filings to date. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent infringement or misappropriation of our proprietary rights.

16. **We have indebtedness to a third Party.** The Company has a compensation accrual obligation in the form of convertible notes in the amount of $90,000. These convertible notes will take in effect August 2017 where shares will be provided to the investor.

17. **Certain future relationships have not been established.** The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones to continue business operations and growth. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to shareholders could be adversely affected.

18. **The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value.** The purchase price of the Shares has been determined by an average evaluation of technology companies in a similar startup time period. The price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company.

19. **The persons acquiring shares in this offering will experience dilution with future investments.** aluGuest plans on raising future rounds of funding, accordingly, shares purchase during this offering will be subject to one or more dilutions from future investments.

20. **There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business**. Currently, there is no public or other trading market for the Shares, and there can be no assurance that aluGuest will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the shares of aluGuest is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

21. **Shares are subordinate equity interests.** The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

22. **The shares are unlikely to be able to be pledged as collateral.** The Shares will not usually be acceptable as collateral for loans. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

23. **You will not have the benefit of review of this Offering Statement by the SEC or any other agency.** Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9.   What is the purpose of this offering?

The purpose is to raise funds in order to expand our services and product to other cities in Latin America through marketing and reaching out to potential producers.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$50,000.00	$100,000.00
Less: Offering Expenses		
(A) FlashFunders Success Fee (5%)	$2,500.00	$5,000.00
(B) FlashFunders Transactional Fee (≈2.5%)	$1,250.00	$2,500.00
(C)		
Net Proceeds	$46,250.00	$92,500.00
Use of Net Proceeds		
(A) Marketing	18,650	37,300
(B Human Talent IT	9,200	18,400
(C)Founders salary	9,200	18,400
(D) Office, Admin & Prof Expenses	9,200	18,400
Total Use of Net Proceeds	$46,250.00	$92,500.00

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The transaction between the issuer and the investor will be completed through the FlashFunders, Inc. online platform, located at www.flashfunders.com. FlashFunders Funding Portal, LLC will serve as the intermediary.

The Conversion Shares may be issued as uncertificated securities and, if so issued, would constitute book-entry securities. Accordingly, no stock certificates representing the Conversion Shares would be issued and such stock certificates would not be available for physical delivery. Share records would be centralized and recorded electronically in a system managed by the Company's transfer agent.

12.   How can an investor cancel an investment commitment?

Investors can voluntarily cancel an investment commitment any time up to the cancellation deadline, which occurs at 5:00 p.m. Los Angeles time, 48 hours prior to the Offering Deadline (which is at 5:00 p.m. Los Angeles time on the date listed in the Form C).
Cancellation instructions can be found in the FlashFunders investor dashboard. Investors may cancel their investment commitment by sending an email to cancel@flashfunders.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by FlashFunders

with further information.

If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing
If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts and early closing, investors shall receive notice of such early closing as well as the new closing date ("Early Closing Date"). Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.

Material Changes
If there is a material change to the terms of the Offering or to the information provided by the issuer in connection therewith, FlashFunders will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and FlashFunders will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings
If the company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and FlashFunders will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering
and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the
committed funds will be returned.**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

        SEE APPENDIX C: "INVESTMENT DOCUMENTS" ATTACHED

14.   Do the securities offered have voting rights?   ☐ Yes ☒ No

15.   Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

        If Yes, Explain:

To view a complete copy of the Flash Convertible Security investment documents, please see APPENDIX C: "INVESTMENT DOCUMENTS" attached. Included below is a summary of limitations on voting and other rights.

No Stockholder Rights.

Investor shall not be entitled, as a Flash Convertible Security holder, to vote or receive dividends or be deemed the holder of the Company's capital stock for any purpose, nor shall anything contained herein be construed to confer upon Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Flash Convertible Security shall have been converted and the shares convertible upon the terms hereof shall have become deliverable, as provided herein.

Restrictions on Transfer.

Investor shall not Transfer all or any portion of the Securities unless all of the following are satisfied: (i) such Transfer occurs after the one year anniversary of the date that Investor purchased the Flash Convertible Security; (ii) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement; (iii) Investor shall have given prior written notice (which may be via email or other electronic means, at the discretion of the Company) to the Company of Investor's intention to make such Transfer and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed Transfer, and, if requested by the Company, Investor shall have furnished the Company, at its expense, with an opinion of counsel, reasonably satisfactory to the Company; and (iv) Investor and transferee have complied with any other transfer procedures as may be required by the Company's transfer agent, if any.

Permitted Transfers.

The provisions of Sections 3(a)(i) shall not apply to: (i) Transfers to the Company; (ii) Transfers approved by the Company to persons or entities that are confirmed as "accredited investors" (as defined in Rule 501 promulgated under the Securities Act) by the Company; (iii) Transfers as part of an offering registered with the Securities Exchange Commission; or (iv) a Transfer without consideration to Investor's Family Members, to a trust controlled by such Investor or to a trust created for the benefit of such Investor or such Investor's Family Members.

Assignment.

This Flash Convertible Security may not be assigned, by operation of law or otherwise, by the Company without the prior written consent of holders of the Flash Convertible Securities holding more than 50% of the outstanding aggregate investment amount of all Flash Convertible Securities (the "**Required Investors**").

16.   How may the terms of the securities being offered be modified?

To view a complete copy of the Flash Convertible Security investment documents, please see APPENDIX C: "INVESTMENT DOCUMENTS attached. Included below is summary of limitations on voting and other rights.

Amendment and Waiver.

This Agreement may be amended or modified, and the obligations of the Company and the rights of Investor under this Agreement may be waived or terminated, only upon the written consent of the Company, Investor and FlashFunders.


Restrictions on Transfer of the Securities Being Offered


The securities being offered may not be transferred by any purchaser of such securities during the one- year period beginning when the securities were issued, unless such securities are   transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange   Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights (Yes / No)	Other Material Rights (Yes / No)	If Yes to Other, Please Specify
Preferred Stock (list in order of preference)					
Common Stock	10,000	10,000	Yes	No	
Debt Securities	90,000	90,000	No	No	
Other					

Class of Security	Securities Reserved for Issuance upon Conversion
Warrants	
Options	
Other Rights	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in aluGuest, Inc could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing aluGuest's operations to cause aluGuest to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in aluGuest, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of Flash Convertible Securities or other outstanding securities are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in aluGuest may be diluted. This means that the pro-rate portion of aluGuest represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause aluGuest to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted, or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

   If Yes, Explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   Principal shareholders can control the outcome of the vote on any matter presented to the shareholders requiring majority consent.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   Price of securities offered by the issuer have been arbitrarily determined and is not the result of arm's-length negotiations. It bears no relationship to any established criteria of value such as book value, earnings per share, past earnings or current market value of the issuer

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

   An Investor in aluGuest, Inc. will likely hold a minority position in the company and thus be limited as to his or her ability to control or influence the governance and operations of the company.

23. What are the risks to purchasers associated with corporate actions including:
   - additional issuances of securities,
   - issuer repurchases of securities,
   - a sale of the issuer or of assets of the issuer or
   - transactions with related parties?

   See "RISK FACTORS" above, as response to #8.

24.   Describe the material terms of any indebtedness of the issuer:

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Vanesa Colonna	$45,000	6%	11/14/2017	
Nicolas Perrone	$25,000	6%	07/30/2017	
Dionisio Martin Jose Bourie Corneille	$10,000	6%	07/30/2017	
Mariela Maffiotti	$10,000	6%	07/30/2017	

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
			$	
			$	
			$	

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

☐ Yes   ☒ No

If Yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			$
			$
			$
			$

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☒ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

AluGuest functions completely function on the internet. The operational costs per month are only $4,000, which is paid by and through sales and founders. Sales are currently roughly $2,000 a month, so founders pay the remaining operational cost. The company has no debt, except for the convertible notes listed above, which will be converted in shares by August 2017. Although the company has not generated significant revenue at this time, the funding will assist the company in ramping up advertising, marketing and customer recognition, and therefore accelerate an increasing revenue stream.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $100,000 or less:	The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): ○ Total income ○ Taxable income; and ○ Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and Financial statements of the issuer and its predecessors, if any.	Financial statements must be **certified** by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $100,000, but not more than $500,000:	Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $500,000	Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000: Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

      I, [identify the certifying individual], certify that:

      (1)   the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

      (2)   the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

      [Signature]
      [Title]

      ** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:
    (i)   Rule 2-01 of Regulation S-X or
    (ii)   the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.   If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the   120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings

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30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i)   at the time of the filing of this offering statement bars the person from:
(A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
(B)   engaging in the business of securities, insurance or banking?
☐ Yes ☒ No
(C)   engaging in savings association or credit union activities?
☐ Yes ☒ No
(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
(ii)   places limitations on the activities, functions or operations of such person?
☐ Yes ☒ No

19

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☒ No
If Yes to any of the above, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☒ No
If Yes to any of the above, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No
If Yes to any of the above, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
      (1)   any other material information presented to investors; and

      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include
    (a) a description of the material content of such information;
    (b) a description of the format in which such disclosure is presented; and
    (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30.
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

      www.aluguest.com/financial

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

      (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

      (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

      (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

      (5)   the issuer liquidates or dissolves its business in accordance with state law.

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